

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 15, 2001

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



02002672

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Hiroyuki Okuyama
Assistant General Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

November 15, 2001

To Whom It May Concern:

UFJ Holdings, Inc.

Listing of Ordinary Stocks on London Stock Exchange

UFJ Holdings, Inc. has received approval for listing and trading of its ordinary stocks from the UK Listing Authority and the London Stock Exchange, and will list on November 15, 2001 (London Time).

Description:

1. Purpose and significance of listing:

   Listing on the London Stock Exchange will enhance even more the name recognition of the UFJ Group overseas, and we believe this will increase the number of foreign shareholders through the increased convenience of investment into the stocks of UFJ Holdings by overseas institutional investors, especially in Europe.

2. Listing date:

   November 14, 2001 (London Time)

3. Start of trading:

   November 15, 2001 (London Time)

There will be no sale of stock concurrent with the listing.
